Mail Stop 4720

April 19, 2010

David P. Holveck
President and Chief Executive Officer
Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

> **Re:** **Endo Pharmaceuticals Holdings Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed March 1, 2010**
> **File No. 001-15989**

Dear Mr. Holveck:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

1. Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Patents, Trademarks, Licenses and Proprietary Property, page 14

2. Please expand your disclosure to include a table identifying all material patents or groups of related patents. The table should also identify the products dependent on these patents, the jurisdiction in which they were granted, when they are scheduled to expire, and

whether they are owned or licensed. If licenses expire prior to the expiration of the licensed patent, this information should also be included.

Service Agreements, page 21

3. Please expand your disclosure here to include the material terms of your agreement with UPS Supply Chain Solutions.

Manufacturing, Supply and Other Service Agreements, page 21

4. With regard to the agreement with Ventiv Commercial Services, LLC discussed on page F-58 please include the amount of the one-time implementation fee you paid to Ventiv and the amount of the monthly fixed fee you are required to pay.

Acquisitions, License and Collaboration Agreements

5. We note that your discussion of certain of your material agreements in this section, which have been filed as exhibits, does not include certain material terms. Please expand your disclosure of the below agreements to include the noted missing material terms:

   • On page F-37, please quantify the payments made to date, the potential milestone payments and the range of royalty payments (e.g. single digits, teens, twenties, etc.) provided from in your agreement with Valeant Canada.
   • With regard to the agreement with Madaus discussed on page F-39 please quantify the amounts paid to date, the aggregate potential regulatory and sales milestones and provide the range of royalty payments (e.g. single digits, teens, twenties, etc.).
   • With regard to the Allergan/Esprit agreement, please disclose when the last scheduled patent covering Sanctura XR is scheduled to expire and quantify the aggregate potential sales milestones.
   • With regard to the agreement with Orion Corporation discussed on page F-40 please include the aggregate of certain contingent payments you may receive from Orion based on approvals and sales thresholds; and
   • With regard to the agreement with Teva Pharmaceutical Industries Ltd. discussed on page F-42 please include the royalty range(e.g. single digits, teens, twenties, etc.). relating to royalty payments Teva is required to pay and the royalty range relating to the royalty payments you will be required to make it you terminate the agreement.

Results of Operations, page 58

6. To the extent you expect any material changes relating to the expiration of Voltaren Gel's marketing exclusivity in October, 2010, you should explain the expected consequences.

Signatures, page 101

7. We note that your signature page does not include anyone acting in the capacity of Principal Accounting Officer or Controller. If the individual serving in the capacity of

Principal Accounting Officer or Controller has signed the 10-K please tell us who this is and confirm that this individual will be identified as the Principal Accounting Officer or Controller in future filings. If the person serving in this capacity has not signed the 10-K, please amend your filing to include the required signatures.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director